Filed Pursuant to Rule 433

Registration Statement No. 333-254608

Pricing Term Sheet

STERIS IRISH FINCO UNLIMITED COMPANY

Pricing Term Sheet

The information in this pricing term should be read together with (i) the preliminary prospectus supplement, dated March 24, 2021, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated March 23, 2021, included in the Registration Statement (File No. 333-254608), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned in the Preliminary Prospectus Supplement.

Issuer:	STERIS Irish FinCo Unlimited Company (the “Issuer”)

Guarantors:	STERIS plc, STERIS Corporation and STERIS Limited

Title of securities:	2.700% senior notes due 2031 (the “2031 notes”) 3.750% senior notes due 2051 (the “2051 notes” and, together with the 2031 notes, the “notes”)

Size:	2031 notes: $675,000,000 2051 notes: $675,000,000

Maturity:	2031 notes: March 15, 2031 2051 notes: March 15, 2051

Coupon:	2031 notes: 2.700% 2051 notes: 3.750%

Price:	2031 notes: 99.897% of face amount 2051 notes: 99.520% of face amount

Yield to maturity:	2031 notes: 2.712% 2051 notes: 3.777%

Spread to Benchmark Treasury:	2031 notes: 110 basis points 2051 notes: 145 basis points

Benchmark Treasury:	2031 notes: 1.125% due February 15, 2031 2051 notes: 1.625% due November 15, 2050

Benchmark Treasury Price and Yield:	2031 notes: 95-18 / 1.612% 2051 notes: 85-01 / 2.327%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2021

Make-whole call:

Prior to December 15, 2030 (three months prior to the maturity date of the 2031 notes), the Issuer may redeem some or all of the 2031 notes at any time at a discount rate of Treasury plus 20 basis points. On or after December 15, 2030 (three months prior to the maturity date of the 2031 notes) the Issuer may redeem some or all of the 2031 notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Prior to September 15, 2050 (six months prior to the maturity date of the 2051 notes), the Issuer may redeem some or all of the 2051 notes at any time at a discount rate of Treasury plus 25 basis points. On or after September 15, 2050 (six months prior to the maturity date of the 2051 notes) the Issuer may redeem some or all of the 2051 notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Special mandatory redemption:	The 2031 notes will be subject to special mandatory redemption as described in the Preliminary Prospectus Supplement. The 2051 notes will not be subject to any special mandatory redemption.

Tax redemption:	The notes of each series are redeemable at the option of the Issuer, in whole but not in part, upon the occurrence of a Change in Tax Law at 100% of principal of the notes plus accrued and unpaid interest, if any, to, but not including, the redemption date, and all Additional Amounts (if any).

Change of control triggering event:	Putable upon a Change of Control Triggering Event at 101% of principal of the notes plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Trade date:	March 24, 2021

Settlement:

T+6; April 1, 2021

It is expected that delivery of the notes will be made against payment therefor on or about April 1, 2021, which is the sixth business day following the date hereof (such settlement cycle being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes will initially settle in “T+6”, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing and prior to the date that is more than two business days preceding the settlement date should consult their own advisors.

CUSIP:	2031 notes: 85917PAA5 2051 notes: 85917PAB3

ISIN:	2031 notes: US85917PAA57 2051 notes: US85917PAB31

Ratings*:	Baa2 (stable) / BBB- (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Listing:	The Issuer intends to list the notes on The New York Stock Exchange.

Minimum denomination	$150,000 and integral multiples of $1,000 in excess thereof

Joint book-running managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Citigroup Global Markets Inc. PNC Capital Markets LLC

Senior co-managers:	Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.

Co-managers:	U.S. Bancorp Investments, Inc. DNB Markets, Inc. KeyBanc Capital Markets Inc. HSBC Securities (USA) Inc. Siebert Williams Shank & Co., LLC Academy Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, BofA Securities, Inc. at (800) 294-1322 or Citigroup Global Markets Inc. toll-free at (800) 831-9146.

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